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October 14, 2014

VIA OVERNIGHT COURIER AND EDGAR

Re:	Performance Food Group Company – Registration
Statement on Form S-1 (File No.: 333-198654)

Mara L. Ransom

Lilyanna Peyser

Daniel Porco

Ta Tanisha Meadows

Robyn Manuel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Performance Food Group Company (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 7, 2014 (the “comment letter”) relating to the above-referenced Registration Statement on Form S-1 filed on September 9, 2014 (the “Registration Statement”). The Registrant has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and generally updates certain information in the Registration Statement.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 1.

Form S-1

General

1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed. Please refer to Instruction 1 to Item 501(b)(3) of Regulation S-K.

The Registrant acknowledges the Staff’s comment and confirms that it will provide all information required (except information the Registrant may exclude in reliance upon Rule 430A) in a subsequent amendment prior to any distribution of preliminary prospectuses. The Registrant understands that the Staff requires sufficient time to review the Registrant’s disclosure and may have additional comments.

2.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

The Registrant acknowledges the Staff’s comment and, prior to the effectiveness of the Registration Statement, will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

3.	We note references throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, you refer to Technomic on pages 4 and 67; you also refer to a U.S. Department of Commerce report on pages 5 and 67. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this fact. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors. In addition, we note certain comparative statements, such as your statements that you are “the third-largest player in the growing $231 billion U.S. foodservice distribution industry” and that you have an industry share of 5.8%: please provide support for such comparative statements. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true.

The Registrant respectfully advises the Staff that the Registrant is supplementally providing the Staff with a binder that contains copies of the industry analysis and reports cited in the Registration Statement or relied upon in the preparation of the Registration

Statement (the “Supporting Materials”). The reports included in the Supporting Materials are available to the public free of charge (in case of the Department of Commerce data) or for a fee (in case of the Technomic report). None of the studies and reports included in the Supporting Materials were prepared by a third party for inclusion in the Registration Statement or funded by the Registrant. The Registrant is not otherwise affiliated with the studies and reports included in the Supporting Materials.

The Registrant further advises the Staff that (i) the statement that the Registrant is the third-largest player in the U.S. foodservice distribution industry is based on the Technomic report included in the Supporting Materials and (ii) the 5.8% industry share was calculated as set forth in the Supporting Materials.

Pursuant to Rule 418(b) of the Securities Act of 1933, as amended, the Supporting Materials are being provided to the Staff on a supplemental basis only under separate cover and is not to be filed with or deemed part of or included in the Registration Statement. Pursuant to Rule 418, and on behalf of the Registrant, we request that the Supporting Materials be returned to the Registrant upon completion of your review thereof. As required by Rule 418(b), and on behalf of the Registrant, we note that (i) the Registrant is requesting such treatment at the time the Supporting Materials are furnished to the Staff, (ii) the return of the information is consistent with the protection of investors, (iii) the return of the information is consistent with the Freedom of Information Act and (iv) the Supporting Materials are not being filed in electronic format.

Please contact us when you have completed your review and we will arrange for the Supporting Materials to be picked up from you.

Market and Industry Data, page ii

4.	We note your statements that you “do not guarantee the accuracy or completeness” of market data and industry statistics and forecasts included in your prospectus and “have not independently verified this information,” as well as your statement that internal surveys “have not been verified by any independent sources.” Please delete or revise such statements as necessary, so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

In response to the Staff’s comment, the Registrant has revised the disclosure on page ii to delete the above-referenced statements.

Summary, page 1

5.	Please include in the list of risk factors on page 9 the fact that you will be a controlled company, the fact that your sponsors will continue to control your board and corporate decisions after the offering, and your substantial amount of indebtedness. In addition, please disclose in the discussion of your sponsors on page 10 the percentage voting power and share ownership your sponsors will hold after the offering.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 10 to list the referenced risk factors and to disclose the share ownership of the Registrant’s sponsors after the offering.

6.	We note your disclosure of Adjusted EBITDA and EBITDA starting on page 1 and throughout the summary prospectus. Please tell us how you have complied with the requirement in Item 10(e)(1)(i)(a) of Regulation S-K to include a presentation, with equal or greater prominence, of the most directly comparable financial measures calculated in accordance with Generally Accepted Accounting Principles. In this regard, we note that net income is not disclosed until page 13 where Summary Historical Consolidated Financial Data is presented.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 1 and 69 to disclose net income along with the disclosure of Adjusted EBITDA and EBITDA.

Use of Proceeds, page 36

7.	We note your disclosure that you plan to use a portion of the net proceeds to discharge a portion of your outstanding indebtedness. Please provide the interest rate and maturity of the debt to be discharged, and to the extent that the debt was incurred within the past year, describe the use of proceeds of the indebtedness. Please refer to Instruction 4 to Item 504 of Regulation S-K. In addition, we note that an affiliate of Blackstone holds a portion of the outstanding term loan facility; to the extent Blackstone or its affiliate will receive a portion of the proceeds of the offering that are used to discharge indebtedness, please disclose that fact here and in the Certain Relationships and Related Party Transactions and Summary sections of the document.

The Registrant respectfully advises the Staff that it has not yet determined the kind or amount of the specific indebtedness to be repaid. The Registrant acknowledges the Staff’s comment and confirms that it will provide all information required under Regulation S-K in a subsequent amendment. The Registrant understands that the Staff requires sufficient time to review the Registrant’s disclosure and may have additional comments.

Selected Historical Consolidated Financial Data, page 42

Note (4), page 43

8.	Please provide a reconciliation of EBITDA and Adjusted EBITDA to net income for the fiscal years ended July 2, 2011 and July 3, 2010.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 44 to include a reconciliation of EBITDA and Adjusted EBITDA to net income for each fiscal year presented.

Management’s Discussion and Analysis of Financial Condition . . ., page 44

9.	We note several material changes in certain performance measures. Please tell us what consideration you gave to including a discussion about what level of performance the company’s management expects in the future. For example, we note your disclosure on page 52 that EBITDA for the Performance Foodservice segment increased 19.3%, partially due to increased profits resulting from a prior year’s acquisition. Please discuss whether management anticipates EBITDA to continue at this elevated level or whether it expects it to revert back to historical levels. Please refer to Item 303(a)(3) of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 53 to discuss management’s expectations concerning EBITDA and net sales.

10.	Please expand your discussion regarding the underlying reasons for material changes in your results from operations in order to better explain the variability of such results. Please refer to Section IV of SEC Release No. 33-8350.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 49 to 54, 56, and 57 to expand its discussion regarding the underlying reasons for material changes in its results in order to better explain the variability of such results.

Liquidity and Capital Resources, page 58

Operating Activities, page 59

11.	We note your discussion of cash flows from operating activities is based on a non-GAAP measure you call “net earnings excluding depreciation and amortization.” Please revise to discuss cash flows from operating activities based on GAAP operating cash flows. To the extent you continue to also discuss “net earnings excluding depreciation and amortization,” please identify this measure as a non-GAAP measure and provide all the disclosures required by Item 10(e) of Regulation S-K, including a reconciliation to GAAP operating cash flows.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 60 to discuss cash flows from operating activities based on GAAP operating cash flows.

Industry, page 67

12.	In this section, and in any other appropriate places in the filing, please discuss any anticipated material effects the proposed merger between Sysco and US Foods will have on your industry and results of operations. Please discuss how management plans on addressing any such effects.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 6 and 68 to discuss the proposed merger between Sysco and US Foods.

Business, page 68

13.	Here, and throughout your prospectus, please clarify by which metric your company is the “third largest player” in the foodservice distribution industry. In this regard, we note references to the number of products you market and distribute, your number of employees, net sales, Adjusted EBITDA, and industry share in this section. Please make similar clarifications throughout your filing where you assert your competitive positioning.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 1, 6, 46, 69 and 73 to clarify that the Registrant is the “third largest player” in the foodservice distribution industry by revenue.

14.	We note your disclosure that in 2013 you had an estimated industry share of 5.8%, that “there are two larger broadline distributors…with national footprints,” and that you “are the third largest broadline distributor in the United States after Sysco and US Foods.” Here, and throughout your prospectus, please provide context for these statements by providing the market share of the competitors with whom you compete.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 6, 68 and 73 to clarify that Sysco and US Foods had an estimated industry share of 17% and 10%, respectively, during calendar 2013, according to Technomic.

Executive Compensation, page 90

15.	Please revise to explain the performance factors that led to the increase in Mr. Holm’s salary from $875,000 to $1 million.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 93 to explain the performance factors that led to the increase in Mr. Holm’s salary.

Principal and Selling Stockholders, page 117

16.	Please disclose the natural persons who hold sole or shared investment and voting control over the shares held by Wellspring.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 119 to identify the natural persons who hold sole or shared investment and voting control over the shares held by Wellspring.

Exclusive Forum, page 130

17.

Please add a risk factor addressing the risks to stockholders that could result from the adoption of an exclusive forum provision in your certificate of incorporation, or tell us, if true, why you believe this provision does not create any material risks for stockholders. For example, please tell us what consideration was given to addressing the effects such a provision may have on a stockholder’s ability to file suit against the company. In this regard, we note your disclosure that “the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.”

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 31 and 32 to include a risk factor relating to the exclusive forum provision in the Registrant’s certificate of incorporation.

Index to Consolidated Financial Statements, page F-1

General

18.	Please tell us what consideration was given to the applicability of the disclosure requirements in Rule 4-08(e)(3) of Regulation S-X to this offering. Additionally, please tell us what consideration was given to whether Schedule I is required pursuant to Rule 5- 04 of Regulation S-X.

The Registrant advises the Staff that the Registrant’s corporate structure is such that the Registrant is a holding company and does not hold any assets itself other than the stock of PFGC, Inc. and an income tax receivable of $4.8 million. The Registrant is not a party or guarantor of the credit facilities, which were entered into, or guaranteed, by the Registrant’s subsidiaries. Such debt agreements substantially limit the ability of the Registrant’s subsidiaries to loan, advance, or dividend funds to the Registrant. Since the restriction exceeds 25% of consolidated net assets, the Registrant believes that both footnote disclosure and the presentation of condensed Registrant company financial information are required pursuant to Rule 5-04 of Regulation S-X. Accordingly, Schedule 1 is included on page F-40.

Consolidated Statements of Cash Flows, page F-7

19.	Please tell us the nature of the line item captioned “cash paid for acquisitions” and the basis for classification as cash flows from financing activities.

The Registrant respectfully advises the Staff that for some acquisitions, when the Registrant completes an acquisition, the Registrant may not pay the entire purchase price on the acquisition date as a result of holdbacks of proceeds, contingent consideration, or working capital adjustments that are settled after the initial closing date of an acquisition. The amount or calculation and the timing of these subsequent payments are negotiated with respect to each acquisition and are set forth in the agreement governing the terms of such acquisition. The Registrant classifies these subsequent acquisition payments that are not paid at the time of acquisition or soon after the acquisition as a cash outflow for financing activities on its statement of cash flows.

These payments were made in accordance with their respective definitive agreements and were paid more than three months after the respective acquisition date. The payments included in “cash paid for acquisition” do not include any changes in the fair value of the consideration from the date of acquisition to the payment date.

This presentation is in accordance with ASC 230-10-45-13 (c) which states that “payments at the time of purchase or soon before or after purchase to acquire property, plant, and equipment and other productive assets” should be classified as a cash outflow for investing. The Registrant has interpreted “soon” for the purposes of this provision to be a period of three months or less. Effectively, the acquiring entity financed the acquisition, and the cash outflow represents a subsequent payment of principal on the borrowing and therefore is reflected as an outflow for financing activities.

Notes to Consolidated Financial Statements, page F-9

Note 2. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-12

20.	Please revise your disclosure to explain the terms of your various sales arrangements and to provide more information regarding your revenue recognition policies. For example, please disclose: a) the extent to which your sales arrangements provide for product to be drop shipped from your suppliers to your customers; b) whether sales arrangements provide for the return of products, and if so, your accounting policies for sales returns; c) whether revenues are recognized upon shipment or upon receipt by the customer; and d) the nature of any services rendered under your sales arrangements and your revenue recognition policies for these services. Please tell us the basis in GAAP for your accounting in each case.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages F-12 and F-13 to provide more information regarding its revenue recognition policies.

The Registrant respectfully advises the Staff that it undertakes responsibility for delivering its products to its customers. Drop shipments from suppliers are generally performed on an exception basis by only a few operating locations and are estimated to be approximately 0.5% of their annual sales. Regardless of shipment, the Registrant recognizes revenue when products are delivered and title passes.

Pursuant to FASB Statement of Financial Accounting Concepts No. 5, revenue is recognized when a transaction occurs and (A) the revenue is realized or realizable and (B) the revenue is earned. Revenue from a transaction must meet both criteria in order to be recognized. Further, under the guidance of Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 104 (SAB 104), “Revenue Recognition,” which supersedes SAB 101, “Revenue Recognition in Financial Statements,” revenue is to be realized or realizable and earned when all of the following criteria are met: (1) there is persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed or determinable, and (4) collectibility is reasonably assured.

The Registrant performs a comprehensive analysis of shipments to determine that the products have been delivered to the respective customer. The Registrant only records sales that have met these delivery criteria. If for any reason, it is determined that a product was not physically delivered to or received by the customer prior to the end of the respective period, such as the potential with drop shipments, these shipments are not recorded as sales until delivery occurs in the following period.

As discussed in the Registrant’s response to comment 21 below, the Registrant has recognized substantially all revenues on the gross amount billed to a customer in accordance with ASC 605-45-45. The Registrant maintains that it earns revenue as a principal from the sale of goods. Under this guidance, the Registrant has responsibility for fulfillment which includes the acceptability of the product purchased. Therefore, sales returns are included as a reduction of revenues. Sales returns are rare given the nature of the products being sold and total annual sales, inclusive of credit memos and adjustments, approximate 0.3% of annual sales in 2014. Historically, to the extent there are any service activities performed they have been insignificant and any services required have been fully rendered when the product is delivered and received by the customer and no separate performance obligations exist.

21.	With a view toward providing additional disclosure, please provide us a detailed analysis under ASC 605-45-45 of the basis for your conclusion that you are the primary obligor in your customer relationships, and thus, should recognize revenue on a gross basis. Please be sure to address the indicators of gross reporting as well as the indicators of net reporting and how the indicators were weighed in concluding that gross reporting is appropriate for your sales arrangements.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages F-12 and F-13 to provide more information regarding its analysis under ASC 605-45-45.

The Registrant respectfully advises the Staff that, historically, under ASC 605-45-45, the Registrant has recognized substantially all revenues on the gross amount billed to a customer. The Registrant maintains that it earns revenue as a principal from the sale of goods. The strongest indicators supporting this treatment include the following:

•	The Registrant has responsibility for fulfillment which includes the acceptability of the product purchased and delivered.
•	The Registrant holds the general inventory risk for the product as it takes title to product before the product is ordered by the customer and will maintain product in inventory. As mentioned in the Registrant’s response to comment 20 above, drop shipments have historically been immaterial.

The Registrant also considers the following additional factors in their analysis:

•	The Registrant generally establishes the price with the customers and with this responsibility holds the risks and reward and should record revenue gross based on the amount billed to the customer. However, for any contracts that may be negotiated as cost plus, the manufacturer sets the underlying costs and the Registrant is responsible for negotiating the markup.

•	The Registrant holds the credit risk for the gross amount of the sale and is responsible to pay the amount owed to a supplier regardless of whether the sales price is collected.

When the Registrant does not meet the criteria for gross revenue recognition under ASC 605-45, the Company reports the revenue on a net basis. When there is a change to an agreement with a customer or vendor, pursuant to the Registrant’s revenue recognition policy, we reevaluate the reporting of the revenue based on the factors outlined above to determine if there has been a change in our relationship in acting as the principal or an agent.

Note 7. Debt, page F-19

Senior Notes, page F-21

22.	Please tell us the facts and circumstances and provide the analysis under ASC 470-50 which supports treating a portion of the May 14, 2013 redemption of Senior Notes, using proceeds from the Term Facility, as a modification of indebtedness as opposed to an extinguishment of debt.

The Registrant respectfully advises the Staff that it considered the accounting requirements of ASC 470-50 Modifications and Extinguishments to determine the appropriate accounting treatment for the redemption of Senior Notes using the proceeds from the Term Facility. Since some of the Registrant’s creditors participated in both the Senior Notes being redeemed and the Term Facility being issued, the Registrant applied the guidance in ASC 470-50-40-10 to determine if a portion of the redemption was a modification rather than an extinguishment:

470-50-40-10 From the debtor’s perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a nontroubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. If the terms of a debt instrument are changed or modified and the cash flow effect on a present value basis is less than 10 percent, the debt instruments are not considered to be substantially different, except in the following two circumstances:

•	A modification or an exchange affects the terms of an embedded conversion option, from which the change in the fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) is at least 10 percent of the carrying amount of the original debt instrument immediately before the modification or exchange.

•	A modification or an exchange of debt instruments adds a substantive conversion option or eliminates a conversion option that was substantive at the date of the modification or exchange.

The Senior Notes and the Term Facility did not include an embedded conversion option. Accordingly, the Registrant compared the present value of the cash flows on a creditor by creditor basis for those creditors who participated in both the Senior Notes redeemed and the Term Facility. The Registrant considered the following criteria which is included in ASC 470-50-40-12 in calculating the present value of the cash flows for the purpose of applying the 10 percent cash flow test. The remaining criteria included in ASC 470-50-40-12 were considered but were not relevant to the calculation.

•	The cash flows of the new debt instrument include all cash flows specified by the terms of the new debt instrument plus any amounts paid by the debtor to the creditor less any amounts received by the debtor from the creditor as part of the exchange or modification.

•	Both the Senior Notes and Term Facility included call provisions that provided for a payment of a call premium to be paid to the creditors that was dependent on the date the debt is called from initial issuance. The Registrant included the call premiums that related to the Senior Notes in the cash flows for the Senior Notes (applied at call date). The cash flows for the Term Facility also included their call premiums (applied at their call date) and any other fees paid directly to the creditors at issuance (applied at issuance).

•	If the original debt instrument or the new debt instrument has a floating interest rate, then the variable rate in effect at the date of the exchange or modification shall be used to calculate the cash flows of the variable-rate instrument.

•	The Senior Notes had a fixed interest rate so this did not apply for those cash flows. The Term Facility has a floating interest rate, therefore the variable rate in effect at the date of the exchange, which was 6.25%, was used to calculate the cash flows for the Term Facility.

•	If either the new debt instrument or the original debt instrument is callable or puttable, then separate cash flow analyses shall be performed assuming exercise and nonexercise of the call or put. The cash flow assumptions that generate the smaller change would be the basis for determining whether the 10 percent threshold is met.

•	Since both the old debt redeemed and the new debt had prepayment call features, for each of the creditors that participated in both, the Registrant performed separate cash flow analyses assuming exercise and non-exercise of the call as noted in ASC 470-50-40-12(c) above. The Registrant determined whether the 10% threshold was met based on the cash flow analysis that generated the smallest change.

•	The discount rate to be used to calculate the present value of the cash flows is the effective interest rate, for accounting purposes, of the original debt instrument.

•	The Registrant calculated an effective interest rate of 11.8% for the Senior Notes which was used to calculate the present value of the cash flows for both the Senior Notes and the Term Facility.

Since the change was less than 10% different for each of the creditors, the amount of the new debt held by each creditor, which for each creditor was less than the amount of their old debt redeemed, was subject to modification accounting.

Costs relating to the creditors who participated in both the Senior Notes and Term Facility were accounted for as follows:

•	The previously deferred costs for these creditors remained capitalized.

•	Any call premiums or other fees paid directly to these creditors were capitalized.

•	Any third party fees that were allocated to the portion of the Term Facility associated with these creditors were expensed as incurred.

Costs relating to creditors of the Senior Notes who did not participate in the Term Facility were accounted for as follows:

•	The previously deferred costs for these creditors were written off as loss on extinguishment of debt.

•	Any call premiums paid directly to these creditors were included in loss on extinguishment of debt.

Costs relating to creditors of the Term Facility who had not participated in the Senior Notes were accounted for as follows:

•	Any third party fees that are allocated to the portion of the Term Facility associated with these creditors were capitalized.

Note 10. Insurance Program Liabilities, page F-28

23.	Please tell us what consideration was given to disclosing the uncertainties that surround the estimated liability for insurance claims, including whether there is at least a reasonable possibility that a material change in the estimated liability will occur in the near term. Tell us your consideration of also disclosing the factors that might impact the estimated liability. Please refer to ASC 275-10-50.

The Registrant respectfully advises the Staff that it has reviewed ASC 275-10-50 that outlines disclosures required to be included in the basic financial statements. Liabilities for insurance claims are estimated in part by considering historical claims experience, medical cost trends, demographic and severity factors. The Registrant utilizes an external actuary to help determine, based on claim history, as well as actuarial assumptions, the amount of liability it can reasonably estimate for incurred but not reported claims. An analysis is performed on a quarterly basis, and is reviewed if certain events occur that indicate a potential material change in the estimated liability subsequent to the date of the financial statement and prior to issuance.

Historically, the Registrant has not experienced material changes. However, if it is at least reasonably possible that a condition, situation or set of circumstances that existed changes or will change in the near term and could result in a material change in the liability, additional disclosure will be added to the financial statements to specify the nature of the uncertainty.

The Registrant further advises the Staff that it maintains stop-loss coverage on its medical claims that provides a maximum limit on per claim costs. The Registrant’s exposure on non-medical claims are also limited to the amount of the deductible under its insurance policies. These limitations help protect the Registrant against material changes especially uncertainties that may occur in the near term.

Note 18. Stock Compensation, page F-35

24.	With reference to the specific guidance that you believe applies, please tell us the basis in GAAP for using a requisite service period that is greater than the contractual term of the options. Also tell us more about how you concluded the expected term of the options is the contractual term.

The Registrant advises the Staff that it referred to ASC 718 Compensation—Stock Compensation, specifically ASC 718-10-55-31, and ASC 718-10-55-69 through 55-79, for guidance on the requisite service period and expected term of the options.

The guidance indicates that awards with a combination of service, performance and/or market conditions may contain multiple explicit, implicit or derived service periods. Each award is comprised of three equal Tranches. Tranche I vests over time and may be accelerated with a change in control. Tranche II and Tranche III vests over time, performance and market conditions. Performance and market vesting occurs upon the earlier of change in control or IPO with specific return requirements. Since the Registrant’s awards have service, performance and market requirements, the Registrant’s requisite service period is based on all vesting and exercisable conditions and the probability that the performance, market or service conditions will be satisfied.

ASC 718-10-55-76 states that if an award vests upon the satisfaction of both a service condition and the satisfaction of one or more performance conditions, the entity also must initially determine which outcomes are probable. The Registrant has concluded that the performance and market conditions within Tranche II and Tranche III were not probable as of the issuance of the awards, and therefore, no compensation expense is recognized for these two Tranches.

In determining the requisite service period for Tranche I, the Registrant took into consideration both the service vesting period for the options and the repurchase feature. Although the service vesting period is five years, the requisite service period is longer than the vesting term due to the existence of a repurchase right feature. The Registrant maintains the right to repurchase the awards issued or issuable for employees who leave employment for any reason other than retirement. Repurchase is at the sole discretion of the Registrant and is at the current fair value following retirement or a termination of employment by the Registrant other than for “cause” and at the lower of the original exercise price or current fair value following any termination of employment by the Registrant for “cause,” resignation or in the event an employee resigns due to retirement and subsequently breaches the non-competition or non-solicitation covenant within one year of such employee’s termination. The purpose of the repurchase feature is effectively to require the employee to remain through the earlier of change in control, IPO or retirement in order to realize value from the award normally associated with equity share ownership. This is illustrated by the fact that only 19,899 awards have been exercised over the past three years as compared to the 733,656 forfeits over the same period.

Based on the awards, the Registrant has determined that this service period continues until retirement, which is defined as voluntary resignation at age sixty-two following continuous employment for a period of at least ten years. Taking into consideration the above, the requisite service period is estimated to be the weighted average period of time from grant date to retirement.

The expected term represents the period of time that options granted are expected to be outstanding. Based on the fact that there is no economic incentive for an employee to exercise the award until retirement due to the existence of the aforementioned repurchase feature, the expected term would also be this period. Since this period exceeds the contractual term, the contractual term of ten years is the expected term.

The Registrant acknowledges that as performance conditions change, the initial estimate of the requisite service period changes and will need to be updated in accordance with ASC 718-10-55-78.

Undertakings, page II-3

25.	Please revise to provide the undertakings required by Item 512(a)(6) of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised the disclosure on page II-3 to provide the undertakings set forth in Item 512(a)(6) of Regulation S-K.

* * * * * * *

Please call me (212-455-2255) or Xavier Kowalski of my firm (212-455-3804) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Igor Fert

Igor Fert